Stocker, Jason [Allspring] Normal Stocker, Jason [Allspring] 2 2 2024-06-10T20:55:00Z 2024-06-10T20:55:00Z 1 294 1641 13 3 1932 16.00 Print false false false EN-US X-NONE X-NONE

Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, North Carolina 28203

June 10, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form N-14

Accession Number: 0001081400-24-000353 (File No. 333-280028)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-280028), together with all exhibits thereto, as filed with the Commission on June 7, 2024 (Accession No. 0001081400-24-000353). The N-14 related to the acquisition of the assets of:

■	Allspring Heritage Money Market Fund, a series of the Trust, by and in exchange for shares of Allspring Government Money Market Fund, a series of the Trust.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.

The Registrant is requesting the withdrawal of the N-14 as the series and class identifiers included in the EDGAR sub-template were inadvertently switched between the Target and Acquiring Fund. The Registrant intends to make a new filing relating to this reorganization. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14. This filing relates solely to the N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact me at (857) 990-1101.

Very truly yours,
\s\ Maureen E. Towle
Maureen E. Towle